Exhibit (a)(1)(e)

FORM OF
PROMISE TO GRANT STOCK OPTION(S)

TO

In exchange for your agreement to cancel one or more stock options to purchase shares of Polycom, Inc. (Polycom) common stock that you received from Polycom, Polycom hereby promises to grant you [an incentive] [a nonstatutory] stock option for U.S. tax purposes to purchase [                ] shares of Polycom’s common stock granted under the [Plan Name] [and a [an incentive] [a nonstatutory] stock option for U.S. tax purposes to purchase [                ] shares of Polycom’s common stock granted under the [Plan Name]] ([collectively,] the New Option).  We will grant the New Option on December 29, 2003.  If you are an employee who lives and works in France, your New Option may be granted on a later date, as described in the Exchange Offer Documents.

The exercise price per share of the new options will generally be the closing price reported by the Nasdaq National Market for our common stock on the new option grant date.  However, if you live and work in France, your exercise price may be higher due to local requirements, as described in the Exchange Offer Documents.

Except for employees in France, each new option will have the same vesting schedule as the exchanged option it replaces, but new options will not vest between the cancellation date of the exchanged option and December 29, 2003.  Beginning on December 29, 2003, vesting will then continue in accordance with the vesting schedule of the exchanged option, subject to your continued employment on each relevant vesting date.  Except as described below, each new option will receive vesting credit for the period between the exchanged option’s vesting commencement date and cancellation date, but will not receive vesting credit for the period between the cancellation date of the exchanged option and December 29, 2003.  Beginning on December 29, 2003, vesting of the New Option will then continue in accordance with the vesting schedule of the exchanged option, subject to your continued employment on each relevant vesting date.  If you live and work in France, the vesting of your new options will be different as described in the Exchange Offer Documents.  Each New Option will be subject to the standard terms and conditions of the stock option plan under which it is granted and the appropriate form of stock option agreement thereunder.

Before the grant of the New Option on December 29, 2003 (or such later grant date as may apply to employees who live and work in France), it is possible that Polycom may merge or consolidate with or be acquired by another entity.  This promise to grant stock options (this Promise) is evidence of a binding commitment that Polycom’s successors must honor.  In the event of any such transaction, the successor entity would be obligated to grant you a stock option on December 29, 2003 (or such later grant date as may apply to employees who live and work in France).  However, the type of security and the number of shares covered by the New Option would be adjusted based on the consideration per share given to holders of options to acquire our common stock that are outstanding at the time of the acquisition.  Such New Option would have an exercise price equal to the fair market value of the acquiror’s stock on the grant date of the New Option.

In order to receive your New Option, you must continue to be employed by Polycom (or one of its subsidiaries) as of December 29, 2003.  This Promise does not constitute a guarantee of employment with Polycom or any of its subsidiaries for any period.  Unless expressly provided otherwise by the applicable laws of a non-U.S. jurisdiction, your employment with Polycom or its subsidiaries will remain “at will” and can be terminated by you or Polycom at any time, with or without cause or notice.  If your employment with Polycom or one of its subsidiaries terminates before December 29, 2003, for any reason, including a reduction-in-force, you will lose all rights under this Promise to receive a New Option.

This Promise is subject to the terms and conditions of the offer to exchange options as set forth in: (1) the Offer to Exchange Certain Outstanding Options for New Options (referred to as the offer to exchange); (2) the memorandum from Robert Hagerty, dated May 28, 2003; (3) the Election Form; and (4) the Withdrawal Form (collectively, the Exchange Offer Documents), all of which are incorporated herein by reference.  This Promise and the Exchange Offer Documents reflect the entire agreement between you and Polycom with respect to this transaction.  This Promise may be amended only by means of a writing signed by you and an authorized officer of Polycom.

POLYCOM, INC.

By:	Date:

Title: